Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 4, 2017

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 4, 2017. Each of the matters is described in greater detail in the Notice of the 185th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders and available at www.scotiabank.com in the Investor Relations section. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 15 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	682,370,921	99.74%	1,810,479	0.26%
Guillermo E. Babatz	682,338,060	99.73%	1,843,340	0.27%
Scott B. Bonham	682,538,636	99.76%	1,642,763	0.24%
Charles H. Dallara	682,284,260	99.72%	1,897,140	0.28%
William R. Fatt	682,699,728	99.78%	1,481,671	0.22%
Tiff Macklem	682,569,380	99.76%	1,612,020	0.24%
Thomas C. O’Neill	682,130,898	99.70%	2,050,501	0.30%
Eduardo Pacheco	671,814,173	98.19%	12,367,226	1.81%
Brian J. Porter	682,744,567	99.79%	1,436,833	0.21%
Una M. Power	682,477,383	99.75%	1,704,016	0.25%
Aaron W. Regent	678,538,768	99.18%	5,642,631	0.82%
Indira V. Samarasekera	682,314,940	99.73%	1,866,459	0.27%
Susan L. Segal	682,250,127	99.72%	1,931,272	0.28%
Barbara S. Thomas	680,632,409	99.48%	3,548,991	0.52%
L. Scott Thomson	678,043,835	99.10%	6,137,565	0.90%

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
687,923,375	99.02%	6,836,665	0.98%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
646,213,640	94.45%	37,966,850	5.55%

4.	Shareholder Proposal No. 1

Withdrawal from Tax Havens

Votes For	% For	Votes Against	% Against	Abstentions*
9,819,574	1.44%	671,039,815	98.56%	3,293,605

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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